[Bimini Capital Management Logo]

VIA EDGAR ELECTRONIC TRANSMISSION
AND BY FAX TO 202-772-9210

November 30, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Mr. William Demarest

Re:	Bimini Capital Management, Inc. (formerly known as Opteum Inc.)
Form 10-K for the period ended December 31, 2006
Filed March 14, 2007
File No. 1-32171

Dear Mr. Demarest:

Set forth below is our response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s comment letter dated November 15, 2007 (the “Comment Letter”) in respect of our Annual Report on Form 10-K for the period ended December 31, 2006 (the “2006 Form 10-K”), which was filed on March 14, 2007.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  For convenience of reference, we first set forth the Staffs’ comment in full, followed by our response.  As used herein, references to “us,” “we” or “our” mean the registrant, Bimini Capital Management, Inc., which was known as Opteum Inc. from February 10, 2006, to September 28, 2007, and Bimini Mortgage Management, Inc. prior to February 10, 2006.

1.
We note that the audit report of Deloitte & Touche LLP does not comply with AS-1 which requires reference to the standards of the Public Company Accounting Oversight Board.  Please revise your Form 10-K to include a report of the other independent registered public accounting firm that conforms to AS-1 or tell us why this is not necessary.

In response to the Staff’s comment, we have reviewed Auditing Standard No. 1 (“AS-1”) of the Public Company Accounting Oversight Board (the “PCAOB”) and Rule 2-02 of Regulation S-X.  We have also reviewed certain definitional terms, discussed more fully below, defined in Section 2 of the Sarbanes-Oxley Act of 2002 (the “Act”) and Rule 1001 of the PCAOB.

Based upon our review, we agree with the Staff’s comment that the report of Deloitte & Touche LLP does not comply with AS-1.  However, we respectfully disagree with the Staff’s assertion that the report of Deloitte & Touche LLP is required to comply with AS-1 for the reasons discussed below.

Statement of the Facts:

Bimini Capital Management, Inc. (“Bimini Capital”) was formed in 2003 as Bimini Mortgage Management, Inc. (“Bimini Mortgage”).  On November 3, 2005, Opteum Financial Services, LLC (“OFS”) was acquired by, and became a wholly-owned subsidiary of, Bimini Mortgage.  On February 10, 2006, Bimini Mortgage changed its name to Opteum Inc.  (“Opteum”).  On December 21, 2006, Opteum sold a 7.5% Class B non-voting limited liability company membership interest in OFS to a third-party, resulting in OFS being a 92.5% majority-owned subsidiary of Opteum as of December 31, 2006.1

As required by U.S. generally accepted accounting principles, we consolidated the financial statements of OFS for the twelve month period ended December 31, 2006, and for the period November 3, 2005, to December 31, 2005, and our consolidated financial statements were included in our Annual Report on Form 10-K for the period ended December 31, 2006.  Further, as required by Regulation S-X and the rules of the PCAOB, we included the audit report of Ernst & Young LLP, our independent registered public accounting firm (“E&Y”), concerning our consolidated balance sheets as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 (the “E&Y Report”).  The E&Y Report fully complies with AS-1 and Rule 2-02.

Lastly, because the E&Y Report made reference to the report of Deloitte & Touche LLP (“Deloitte”) concerning Deloitte’s audit of the consolidated balance sheet of OFS and its subsidiaries as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period November 3, 2005 (Date of Acquisition) to December 31, 2005 (the “D&T Report”), we also included the D&T Report as required by Rule 2-05 of Regulation S-X.   Although the D&T Report does not comply with AS-1 or Rule 2-02, we believe that the requirements of AS-1 and Rule 2-02 are inapplicable to the D&T Report for the reasons set forth below.

1 On July 3, 2007, OFS changed its name to Orchid Island TRS, LLC, and on September 28, 2007, Opteum changed its name to Bimini Capital Management, Inc.

        Mr. William Demarest
        Securities and Exchange Commission
        November 29, 2007

AS-1 is inapplicable to the D&T Report because the D&T Report (i) is not an “audit report” as defined in Section 2(a)(4) of the Act and (ii) is not an “audit report” as defined in Rule 1001(a)(vi) of the PCAOB.

Statement of the Applicable Law:

The term “audit report” is defined in Section 2(a)(4) of the Act and Rule 1001(a)(vi) of the PCAOB as “a document or other record (A) prepared following an audit performed for purposes of compliance by an issuer with the requirements of the securities laws; and (B) in which a public accounting firm either (i) sets forth the opinion of that firm regarding a financial statement, report or other document; or (ii) asserts that no such opinion can be expressed.”  Emphasis added.

The term “audit” is defined in Section 2(a)(2) of the Act and Rule 1001(a)(v) of the PCAOB as “an examination of the financial statements of any issuer by an independent public accounting firm in accordance with the rules of the [PCAOB] or the Commission…for the purpose of expressing an opinion on such statements.”  Emphasis added.

The term “issuer” is defined in Section 2(a)(7) of the Act and Rule 1001(i)(iii) of the PCAOB as “an issuer (as defined in section 3 of the [Securities Exchange Act of 1934], the securities of which are registered under section 12 of that Act…, or that is required to file reports under section 15(d)…, or that files or has filed a registration statement that has not yet become effective under the Securities Act of 1933…, and that it has not withdrawn.”

Section 101(c)(2) of the Act confers jurisdictional authority on the PCAOB to, among other things, “establish or adopt, or both, by rule, auditing, quality control, ethics, independence, and other standards relating to the preparation of audit reports for issuers, in accordance with section 103….”  Emphasis added.

Section 103(a)(1) of the Act further provides in relevant part that “[t]he [PCAOB] shall, by rule, establish…such auditing and related attestation standards, such quality control standards, and such ethics standards to be used by registered public accounting firms in the preparation and issuance of audit reports, as required by this Act or the rules of the Commission…”  Emphasis added.

Analysis:

Bimini Capital (formerly known as Opteum and formerly known as Bimini Mortgage) is, and as of December 31, 2006, was, an “issuer” within the meaning of the Act and Rule 1001 of the PCAOB.  The E&Y Report included in our 2006 Form 10-K is an “audit report” within the meaning of the Act and Rule 1001 of the PCAOB because (i) it was prepared following an audit of the financial statements of an “issuer” by an independent public accounting firm in accordance with the rules of the [PCAOB] or the Commission…for the purpose of expressing an opinion on such statements, (ii) the audit was performed for purposes of compliance by an “issuer” with the requirements of the securities laws and (iii) it sets forth the opinion of E&Y regarding a financial statement, report or other document.  As noted above, the E&Y Report fully complies with AS-1 and Rule 2-02 of Regulation S-X.

In contrast, the D&T Report relates solely to the consolidated financial statements of OFS for the period November 3, 2005, to December 31, 2005.  OFS is not now, and has never been, an “issuer” within the meaning of the Act and Rule 1001 of the PCAOB.  Because (i) OFS is not an “issuer” within the meaning of the Act and Rule 1001 of the PCAOB and (ii) “audit” is defined in the Act and Rule 1001 of the PCAOB as “an examination of the financial statements” of an “issuer…for the purpose of expressing an opinion on such statements,” D&T’s audit of the consolidated financial statements of OFS is clearly not an “audit” within the meaning of the Act and Rule 1001 of the PCAOB.  Consequently, the D&T Report is not an “audit report” within the meaning of the Act and Rule 1001 of the PCAOB because “audit report” is defined in the Act and Rule 1001 of the PCAOB by reference to the terms “audit” and “issuer” as defined in the Act and Rule 1001 of the PCAOB.  Therefore, AS-1 does not apply to the D&T Report.

Conclusion:

We respectfully disagree with the Staff’s assertion that the D&T Report is required to comply with AS-1 because (i) OFS is not, and has never been an “issuer,” within the meaning of the Act and Rule 1001 of the PCAOB, (ii) D&T’s audit of the consolidated financial statements of OFS was not an “audit” within the meaning of the Act and Rule 1001 of the PCAOB, and (iii) the D&T Report is not an “audit report” within the meaning of the Act and Rule 1001 of the PCAOB.

2.
We also note that the audit report of Deloitte & Touche LLP does not comply with Rule 2-02 of Regulation S-X, which requires that [the] audit report indicate the city and State where issued.  Please revise your Form 10-K to include a report of the other independent registered public accounting firm that conforms to Rule 2-02 of Regulation S-X or tell us why this is not necessary.

In response to the Staff’s comment, we have reviewed Rule 2-02 of Regulation S-X.  We have also reviewed Rules 1-01 and 1-02 of Regulation S-X.

Based upon our review, we agree with the Staff’s comment that the D&T Report does not comply with Rule 2-02 of Regulation S-X.  However, we respectfully disagree with the Staff’s assertion that the D&T Report is required to comply with Rule 2-02 of Regulation S-X for the reasons discussed below.

        Mr. William Demarest
        Securities and Exchange Commission
        November 29, 2007

Rule 2-02 is inapplicable to the D&T Report because the D&T Report is not an “accountant’s report” as defined in Rule 2-01 of Regulation S-X.

Statement of the Applicable Law:

Rule 2-02(a) of Regulation S-X sets forth certain technical requirements pertaining to “accountant’s reports” and reads as follows:

“(a) Technical Requirements for Accountants’ Reports.  The accountant’s report:  (1) shall be dated; (2) shall be signed manually; (3) shall indicate the city and state where issued; and (4) shall identify without detailed enumeration the financial statements covered by the report.”

Emphasis added.

Rule 1-02(a)(1) of Regulation S-X defines “accountant’s report” as follows:

“The term accountant’s report, when used in regard to financial statements, means a document in which an independent public or certified public accountant indicates the scope of the audit (or examination) which he has made and sets forth his opinion regarding the financial statements taken as a whole, or an assertion to the effect that an overall opinion cannot be expressed. When an overall opinion cannot be expressed, the reasons therefor shall be stated.”

Emphasis added.

Regulation S-X “sets forth the form and content of and requirements for financial statements required to be filed” under the U.S. securities laws.2  Emphasis added.  The term “financial statements” as used in Regulation S-X is “deemed to include all notes to the statements and all related schedules.”3

Analysis:

Rule 2-02(a) of Regulation S-X, when read in conjunction with Rules 1-02(a)(1), 1-01(a) and 1-01(b) of Regulation S-X, contemplates a single accountant’s report  “in which an independent public or certified public accountant…sets forth his opinion regarding the financial statements taken as a whole” in respect of financial statements “required to be filed” under the U.S. securities laws.  As previously noted, the E&Y Report included in our 2006 Form 10-K satisfies the requirements of Rule 2-02(a) and is an “accountant’s report” on the “financial statements” required to be filed with our 2006 Form 10-K.

In contrast, the D&T Report is a report on D&T’s audit of the consolidated financial statements of OFS, a privately-owned company that is not separately subject to the reporting requirements under the Securities Exchange Act of 1934 (the “Exchange Act”).  As a privately-owned company not subject to the reporting requirements of the Exchange Act, the consolidated financial statements of OFS are not, in and of themselves, “financial statements required to be filed” under the U.S. securities laws.  Further, the D&T Report is not a report on “the financial statements taken as a whole” of a registrant required to file such financial statements.  Therefore, because (i) the stand-alone consolidated financial statements of OFS are not “financial statements required to be filed” under the U.S. securities laws, and (ii) the D&T Report does not set forth an opinion on “the financial statements taken as a whole” in respect of financial statements “required to be filed” under the U.S. securities laws, the D&T Report is not an “accountant’s report” within the meaning of Rule 1-02(a)(1) of Regulation S-X.  Consequently, Rule 2-02(a) of Regulation S-X is inapplicable to the D&T Report.

Conclusion:

We respectfully disagree with the Staff’s assertion that the D&T Report is required to comply with Rule 2-02 of Regulation S-X because (i) the stand-alone consolidated financial statements of OFS are not “financial statements required to be filed” under the U.S. securities laws, and (ii) the D&T Report does not set forth an opinion on “the financial statements taken as a whole” in respect of financial statements “required to be filed” under the U.S. securities laws.

If the Staff disagrees with the foregoing conclusions, we would respectfully submit that, because that the D&T Report relates only to the consolidated financial statements of OFS for the period November 3, 2005, to December 31, 2005, and is, in our view, immaterial to our consolidated financial statements included in our Annual Report on Form 10-K for the period ended December 31, 2006, the failure to file the amendment to our 2006 Form 10-K requested by the Staff would not result in a material misstatement or omission in our 2006 Form10-K and such an amendment is not necessary or appropriate in the public interest or for the protection of investors.  We would also respectfully submit that the time, effort and expense of engaging D&T and E&Y to perform the requisite additional audit procedures necessary solely for the purpose of filing the amendment requested by the Staff would pose an undue burden, would far outweigh any benefit to investors of filing such an amendment, and may confuse investors as to the reason for the amendment.

In closing, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	it is the Staff’s position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to the Staff’s Comment Letter.  If you have any questions regarding the contents of this letter, please feel free to contact me at (772) 231-1400.

Very truly yours,

/s/ Robert E. Cauley

Robert E. Cauley

cc:           Jeffrey J. Zimmer
J. Christopher Clifton, Esq.

2See Rule 1-01(a) of Regulation S-X.

3See Rule 1-01(b) of Regulation S-X.